MIT Holding, Inc.
"It's a matter of life"

37 West Fairmont Avenue, Suite 202
Savannah, Georgia 31406

Corporate Officers:

William C. Parker
CEO

Brinson Clements
VP Admin

John A. Sabia
CFO

Robert Yates
Controller

Arlene Wilhelm
COO

MIT Holding, Inc.
Parent Company
37 W. Fairmont Ave
Suite 202
Savannah, GA 31406
Office:(912)925-1905
Fax:(912)925-1765

Subsidiaries:
Medical Infusion Technologies, Inc.
15 Echols Street
Savannah, GA 31406
Office:(912) 691-0333
Fax: (912) 691-1030

MIT Ambulatory Care Center, Inc.
15 Echols Street
Savannah, GA 31406
Office:(912) 691-0333
Fax: (912) 691-1030

OTC Symbol: *MITD*
www.mitholdinginc.com

August 14, 2009

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mall Stop 3561
Washington, D.C. 20549
Attention: John Archfiled, Jr.

RE:Letter to MIT Holding, Inc.
Item 4.01 Form 8-K filed 08/06/09
Dated August 10, 2009

MIT Holding Inc. acknowledges the above letter and has filed an amended 8-K/A on August 12 which accepts the comments listed 1 thru 4

Item1. Revision disclosed in the 1st paragraph of the 8-K/A.

Item2. The disclosure listed in 1st paragraph of the 8-K/A.

Item3. Revision disclosed in the 2nd paragraph of the 8-K/A.

Item4. Attached as Exhibit: 16.1 Letter from Drakeford and Drakeford LLC dated August 11, 2009.

The Company further acknowledges the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
John A. Sabia
John A. Sabia
Controller